April 8, 2011

Edwin Restrepo
President
Embarcadero Funds, Inc.
Three Embarcadero Center, Suite 1120
San Francisco, CA 94111

Re: Embarcadero Funds, Inc. (the "Registrant")
       File Number: 811-09116

Dear Mr. Restrepo,

We have reviewed the Notification of Late Filing on Forms 12b-25 (the "Forms") filed March 1, 2011 and March 14, 2011 on behalf of the Registrant related to the Form N-SAR and Form N-CSR for the fiscal period ended December 31, 2011.

Based on our review, we have the following comments:

–   We have evaluated your response to Part III of the Form and have found your reasons for the extension of time, or lack thereof, to be insufficient.

Based upon the reasons stated above, we do not consider the Registrant's Form N-SAR and Form N-CSR to have been filed timely. Additionally, the Registrant did not mail the annual report to stockholders within the time required by Rule 30e-1 under the Investment Company Act of 1940. Rule 30e-1 requires that "each report shall be transmitted within 60 days after the close of the period for which such report is being made". We expect you to discuss these matters, including our letter, with the Registrant's Board of Directors.

Please respond to each of the points raised in this letter and file your response as EDGAR correspondence. Before you file in response to this letter or file any new information with the Commission, please notify me at (202) 551-6963 so that we may better coordinate our review of your filing/information. Please direct any questions you have regarding this letter to me at the number indicated above or at diangeloc@sec.gov.

Sincerely,

Christina DiAngelo
Accountant

cc: Frank Donaty
         Assistant Director
         Division of Investment Management
         U.S. Securities and Exchange Commission